FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of March, 2003


                            Toyota Motor Corporation
                            ------------------------
                 (Translation of Registrant's Name Into English)

                           1, Toyota-cho, Toyota City,
                           ---------------------------
                           Aichi Prefecture 471-8571,
                           --------------------------
                                      Japan
                                      -----
                    (Address of Principal Executive Offices)


         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                            Form 20-F X   Form 40-F
                                     ---

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                 Yes    No X
                                    ---   ---

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

Material Contained in this Report:

I. English-language translation of Amendment No. 7(a) to the Substantial Shareholding Report, as filed by the registrant with the Tokai Local Finance Bureau of the Ministry of Finance of Japan on February 28, 2003, relating to the registrant's shareholdings in Toyota Industries Corporation

II. English-language translation of a press release, dated March 4, 2003, relating to the registrant's repurchase of 2,230,800 shares of its common stock for an aggregate purchase price of JPY6,342,935,000.

III. English-language translation of a press release, dated March 5, 2003, relating to the registrant's repurchase of 37,000,000 shares of its common stock for an aggregate purchase price of JPY106,005,000,000.

IV. English-language translation of a press release, dated March 24, 2003, relating to the registrant's repurchase of 14,232,800 shares of its common stock for an aggregate purchase price of JPY39,699,956,000.

V. English-language translation of Amendment No. 6(a) to the Substantial Shareholding Report, as filed by the registrant with the Tokai Local Finance Bureau of the Ministry of Finance of Japan on March 24, 2003, relating to the registrant's and Hino Motors Ltd.'s shareholdings in Denso Corporation.

VI. English-language translation of a press release, dated March 28, 2003, announcing the registrant's plans to establish Toyota Housing Corporation on April 1, 2003 in order to strengthen its housing business.

VII. English-language translation of a press release, dated March 28, 2003, announcing the registrant's plans to introduce a new management system intended to streamline internal decision-making and managerial processes, as well as its plans to increase the number of outside corporate auditors.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                 Toyota Motor Corporation


                                                 By:   /s/ Takahiko Ijichi
                                                     ---------------------------
Date:  March 28, 2003                                 Name:  Takahiko Ijichi
                                                      Title: General Manager,
                                                             Accounting Division

                                       I

                                  [TRANSLATION]
Form No. 1(1)

                                                               --------------------------------------------
                                                                                Acceptance
                                                               --------------------------------------------
               Amendment No 7(a)                                 Accepting  Accepted      Local    Number
                                                                   Local      Year       Finance
                                                                  Finance               Bureau in
                                                                  Bureau                 Charge
               (Report in accordance with Article 27-25,       --------------------------------------------
               Paragraph 1 of the Securities and Exchange Law)


                                                               --------------------------------------------

To:   Director of Tokai Local Finance Bureau

Name               Fujio Cho, President, Toyota Motor Corporation     (b)    Effective date of reporting duty  February 24, 2003(c)
-------------------------------------------------------------------------    -------------------------------------------------------
Address or head
office location    1 Toyota-cho, Toyota City, Aichi Prefecture        (b)    Submitted on February 28, 2003
--------------------------------------------------------------------------   --------------------------------

I.  Matters Regarding Submitter
-------------------------------
    1. Issuing company(d)
    ---------------------
    ------------------------------------------------------------------------------   ------------------------------------------
    Name of issuing  Toyota Industries        Company code         6201              Page number/Total page        1/3
        company      Corporation             -------------------------------------   number
                                             *(1). Listed      2. Over-the-counter   ------------------------------------------
                                             -------------------------------------
   -------------------------------------------------------------------------------   ------------------------------------------
         Listed      * (1). Tokyo     (2). Osaka     (3). Nagoya                     Total number of                1
       securities       4.  Fukuoka    5.  Sapporo                                   submitter and joint holders
        exchange
   -------------------------------------------------------------------------------  -------------------------------------------
      Head office     1, Toyoda-cho 2-chome, Kariya City, Aichi Prefecture           Submitting method (e)    *  1.  Jointly
        location                                                                                                (2). Others
   ------------------------------------------------------------------------------   -------------------------------------------

   2. Submitter (Substantial Shareholder)(f)
   -----------------------------------------
   ----------------------------------------------------------------------------------------------------------------------------
   *        1.  Individual
           (2). Judicial person  ((1). Joint stock company    2. Limited liability company     3. Other (               ))
   -----------------------------------------------------------------------------------------------------------------------------
   (Pronunciation)                                                       [omitted in translation]
                                           -------------------------------------------------------------------------------------
    Name                                                                 Toyota Motor Corporation
   -----------------------------------------------------------------------------------------------------------------------------
   (Pronunciation)                                                       [omitted in translation]
                                           -------------------------------------------------------------------------------------
    Address or head office location                    1 Toyota-cho, Toyota City, Aichi Prefecture, 471-8571
   -----------------------------------------------------------------------------------------------------------------------------
   (Pronunciation)                                                       [omitted in translation]
                                           -------------------------------------------------------------------------------------
    Former name
   -----------------------------------------------------------------------------------------------------------------------------
   (Pronunciation)                                                       [omitted in translation]
                                           -------------------------------------------------------------------------------------
    Former address or head office location
   -----------------------------------------------------------------------------------------------------------------------------

   -----------------------------------------------------------------------------------------------------------------------------
                Date of birth                      (pronunciation)                     [omitted in translation]
                                                  ------------------------------------------------------------------------------
    Individual                                     Office's name
               -----------------------------------------------------------------------------------------------------------------
                Occupation                         Office's address
   -----------------------------------------------------------------------------------------------------------------------------
                Date of incorporation              (pronunciation)         [omitted in translation]   Title of Representative
                August 27, 1937                   ---------------------------------------------------        President
     Judicial                                      Name of representative          Fujio Cho
      person   -----------------------------------------------------------------------------------------------------------------
                Business        The manufacture, sale, leasing and repair of motor vehicles, ships, aircraft, other
                purposes        transportation machinery and apparatus, space machinery and apparatus, and parts thereof, etc.
   -----------------------------------------------------------------------------------------------------------------------------
    Place to contact and name   Yuji Maki, Project General Manager of Planning Department, Accounting Division
    of person in charge
   -----------------------------------------------------------------------------------------------------------------------------
                                                                  Telephone number                  0565 (28) 2121
                                                          ----------------------------------------------------------------------
   3. Holding purposes(g)
   ----------------------
   -----------------------------------------------------------------------------------------------------------------------------
   For strategic investment (maintenance and development of the business relationship)

   -----------------------------------------------------------------------------------------------------------------------------
                                                                                                                   Form No. 1(1)

Form No. 1(2)
   --------------------------------------------------
    Company code of               6201                                ----------------------------------------------------------
    issuing company                                                    Page number/Total page number            2/3
   --------------------------------------------------                 ----------------------------------------------------------

   -----------------------------------------------------------------------------------------------------------------------------
    Name of submitter                                              Toyota Motor Corporation
    (Substantial Shareholder)
   -----------------------------------------------------------------------------------------------------------------------------

   4. Breakdown of stock, etc. held by the submitter(h)
   ----------------------------------------------------
   -----------------------------------------------------------------------------------------------------------------------------
                              Main Text of Article          Article 27-23, Paragraph 3,      Article 27-23, Paragraph 3,
                              27-23, Paragraph 3            Item 1                           Item 2
   -----------------------------------------------------------------------------------------------------------------------------
      Shares                        72,316,114   shares                ---    shares                      ---    shares
      --------------------------------------------------------------------------------------------------------------------------
      Warrants               A            ---    shares                                      G                   shares
      --------------------------------------------------------------------------------------------------------------------------
      Certificate of stock   B            ---    shares                                      H                   shares
      acquisition rights
      --------------------------------------------------------------------------------------------------------------------------
      Bonds with stock       C      10,030,747   shares                                      I                   shares
      acquisition rights
      --------------------------------------------------------------------------------------------------------------------------
      Covered warrants       D            ---                                                J
      relating to
      applicable securities
      --------------------------------------------------------------------------------------------------------------------------
      Depositary receipts
      representing
      ownership interest                  ---
      in shares
      --------------------------------------------------------------------------------------------------------------------------
      Other related          E            ---                                                K
      depositary receipts
      --------------------------------------------------------------------------------------------------------------------------
      Bonds redeemable by    F            ---                                                L
      applicable securities
      --------------------------------------------------------------------------------------------------------------------------
      Total                  M      82,346,861   shares      N          ---   shares         O            ---     shares
   -----------------------------------------------------------------------------------------------------------------------------
   Number of shares, etc., which were      P        ---
   transferred through a margin
   transaction and which are to be deducted                           ----------------------------------------------------------
                                                                      Total number of issued and      S   313,324,451  shares
   -----------------------------------------------------------        outstanding shares
   Number of held shares, etc.,            Q    82,346,861            (as of January 31, 2003)
        (Total)(M+N+O-P)                                              ----------------------------------------------------------
   -----------------------------------------------------------        Percentage of shares, etc. held            25.47       %
                                                                      by the above-stated submitter
   Number of potentially diluted           R    10,030,747            (Q/(R+S)x100)
   shares held                                                        ----------------------------------------------------------
       (A+B+C+D+E+F+G+H+I+J+K+L)                                      Percentage of shares, etc.                 27.20       %
                                                                      held stated in preceding report
   -----------------------------------------------------------        ----------------------------------------------------------

   5. Conditions concerning acquisition or disposal during the last sixty (60) days of shares, etc. issued by issuing company(i)
   -----------------------------------------------------------------------------------------------------------------------------
   -----------------------------------------------------------------------------------------------------------------------------
       Date               Kind of stock, etc.              Number             Distinction between           Unit Price
                                                                            acquisition and disposal
   -----------------------------------------------------------------------------------------------------------------------------
   February 24, 2003   Shares of Common Stock         4,965,400 shares   *1  Acquisition (2) Disposal       JPY 1,714
   -----------------------------------------------------------------------------------------------------------------------------
                                                                         *1  Acquisition  2  Disposal
   -----------------------------------------------------------------------------------------------------------------------------
                                                                         *1  Acquisition  2  Disposal
   -----------------------------------------------------------------------------------------------------------------------------
                                                                         *1  Acquisition  2  Disposal
   -----------------------------------------------------------------------------------------------------------------------------
                                                                         *1  Acquisition  2  Disposal
   -----------------------------------------------------------------------------------------------------------------------------
                                                                         *1  Acquisition  2  Disposal
   -----------------------------------------------------------------------------------------------------------------------------
                                                                         *1  Acquisition  2  Disposal
   -----------------------------------------------------------------------------------------------------------------------------
                                                                         *1  Acquisition  2  Disposal
   -----------------------------------------------------------------------------------------------------------------------------
                                                                         *1  Acquisition  2  Disposal
   -----------------------------------------------------------------------------------------------------------------------------
                                                                         *1  Acquisition  2  Disposal
   -----------------------------------------------------------------------------------------------------------------------------
                                                                         *1  Acquisition  2  Disposal
   -----------------------------------------------------------------------------------------------------------------------------
                                                                         *1  Acquisition  2  Disposal
   -----------------------------------------------------------------------------------------------------------------------------
Form No. 1(2)

Form No. 1(3)
   --------------------------------------------------
    Company code of               6201                                ----------------------------------------------------------
    issuing company                                                    Page number/Total page number            3/3
   --------------------------------------------------                 ----------------------------------------------------------

   -----------------------------------------------------------------------------------------------------------------------------
    Name of submitter                                              Toyota Motor Corporation
    (Substantial Shareholder)
   -----------------------------------------------------------------------------------------------------------------------------

   6. Material agreements including security agreements related to the shares, etc. (j)
   ------------------------------------------------------------------------------------
   -----------------------------------------------------------------------------------------------------------------------------
   Not Applicable
   -----------------------------------------------------------------------------------------------------------------------------

   7. Funds for acquiring held shares, etc.(k)
   -------------------------------------------
   (1) Breakdown of funds for acquisition
   --------------------------------------
   -----------------------------------------------------------  ----------------------------------------------------------------
    Amount of own funds   T                 44,544,577               Total amount of             U                 ---
        (Yen 1,000)                                               borrowed funds (Yen 1,000)
   -----------------------------------------------------------  ----------------------------------------------------------------

   -----------------------------------------------------------------------------------------------------------------------------
    Other funds                 Not Applicable
    (specifically)
   -----------------------------------------------------------------------------------------------------------------------------
                                                                            Total amount of other       V           ---
                                                                              funds (Yen 1,000)
                                                                          ------------------------------------------------------

   --------------------------------------------------------------------------------------------------
    Total amount of funds for
    acquisition                                                  44,544,577
          (T+U+V) (Yen 1,000)
   --------------------------------------------------------------------------------------------------

   (2) Breakdown of loans
   ----------------------
   -----------------------------------------------------------------------------------------------------------------------------
    Number         * Name (Name of        Type of         * Name of           * Location       "Purpose"        Amount
                       branch)            business     representative                          of              (Yen 1,000)
                                                                                               borrowing
   -----------------------------------------------------------------------------------------------------------------------------
       1          Not Applicable                                                                  * 12
   -----------------------------------------------------------------------------------------------------------------------------
       2                                                                                          * 12
   -----------------------------------------------------------------------------------------------------------------------------
       3                                                                                          * 12
   -----------------------------------------------------------------------------------------------------------------------------
       4                                                                                          * 12
   -----------------------------------------------------------------------------------------------------------------------------
       5                                                                                          * 12
   -----------------------------------------------------------------------------------------------------------------------------
       6                                                                                          * 12
   -----------------------------------------------------------------------------------------------------------------------------
       7                                                                                          * 12
   -----------------------------------------------------------------------------------------------------------------------------
       8                                                                                          * 12
   -----------------------------------------------------------------------------------------------------------------------------
       9                                                                                          * 12
   -----------------------------------------------------------------------------------------------------------------------------
      10                                                                                          * 12
   -----------------------------------------------------------------------------------------------------------------------------
                                                                                                                   Form No. 1(3)

                                       II

                                  (TRANSLATION)


To Whom It May Concern:

                                                                   March 4, 2003
                                                        Toyota Motor Corporation
                                               (Toyota Jidosha Kabushiki Kaisha)
                                    1, Toyota-cho, Toyota City, Aichi Prefecture


                 Notice of Repurchase of Shares from the Market
     (Repurchase of Shares Pursuant to the Provisions of Article 210 of the
                                Commercial Code)

We hereby inform you that Toyota Motor Corporation ("TMC") repurchased its shares from the market as follows pursuant to the provisions of Article 210 of the Commercial Code.

1. Purchase period                                 March 3, 2003 through
                                                   March 4, 2003

2. Number of shares repurchased                    2,230,800 shares

3. Aggregate purchase price                        JPY 6,342,935,000

4. Method of repurchase                            Purchase on the Tokyo
                                                   Stock Exchange


(Reference)

o Matters resolved at the FY2002 Ordinary General Shareholders' Meeting held on June 26, 2002.

   (1) Type of shares to be repurchased                Shares of common stock
                                                       of TMC

   (2) Aggregate number of shares to be repurchased    Up to 170,000,000 shares

   (3) Aggregate purchase price                        Up to JPY 600,000,000,000


o  Shares having been repurchased up to March 4, 2003

   (1) Aggregate number of shares repurchased          103,344,100 shares

   (2) Aggregate purchase price                        JPY 307,768,182,500


                                      # # #


Contact: TMC, Public Affairs at (03) 3817-9111~6 (Tokyo Head Office)
                                (0565) 23-1520~4 (Head Office)
                                (052) 952-3461~4 (Nagoya)

                                      III

                                  (TRANSLATION)


To Whom It May Concern:

                                                                   March 5, 2003
                                                        Toyota Motor Corporation
                                               (Toyota Jidosha Kabushiki Kaisha)
                                    1, Toyota-cho, Toyota City, Aichi Prefecture


         Notice of the Results of Repurchase of Shares through ToSTNeT-2

We hereby inform you that Toyota Motor Corporation ("TMC") repurchased its shares as follows with respect to the notice of repurchase of shares made to you yesterday (March 4, 2003)

1. Type of shares repurchased                      Sharesn of common stock of
                                                   TMC

2. Aggregate number of shares repurchased          37,000,000 shares

3. Purchase price                                  JPY 2,865 per share

4. Aggregate purchase price                        JPY 106,005,000,000

5. Date of repurchase                              March 5, 2003 (Wednesday)

6. Method of repurchase                            Purchase through ToSTNeT-2
                                                   (Tokyo Stock Exchange Trading
                                                   Network System-2) (closing
                                                   price orders)

(Reference)

   Matters resolved at the FY2002 Ordinary General Shareholders' Meeting held on June 26, 2002.

       Type of shares to be repurchased                Shares of common stock of
                                                       TMC

       Aggregate number of shares to be repurchased    Up to 170,000,000 shares

       Aggregate purchase price of shares              Up to JPY 600,000,000,000


   Shares having been repurchased up to March 5, 2003

       Aggregate number of shares repurchased          140,344,100 shares

       Aggregate purchase price of shares              JPY 413,773,182,500

                                      # # #



Contact: TMC, Public Affairs at (03) 3817-9111~6 (Tokyo Head Office)
                                (0565) 23-1520~4 (Head Office)
                                (052) 952-3461~4 (Nagoya)

                                       IV

                                  (TRANSLATION)


To Whom It May Concern:

                                                                  March 24, 2003
                                                        Toyota Motor Corporation
                                               (Toyota Jidosha Kabushiki Kaisha)
                                    1, Toyota-cho, Toyota City, Aichi Prefecture


                 Notice of Repurchase of Shares from the Market
     (Repurchase of Shares Pursuant to the Provisions of Article 210 of the
                                Commercial Code)

We hereby inform you that Toyota Motor Corporation ("TMC") repurchased its shares from the market as follows pursuant to the provisions of Article 210 of the Commercial Code.


1. Purchase period                                 March 6, 2003 through March
                                                   24, 2003

2. Number of shares repurchased                    14,232,800 shares

3. Aggregate purchase price                        JPY 39,699,956,000

4. Method of repurchase                            Purchase on the Tokyo Stock
                                                   Exchange


(Reference)

o Matters resolved at the FY2002 Ordinary General Shareholders' Meeting held on June 26, 2002.

   (1) Type of shares to be repurchased                Shares of common stock of
                                                       TMC

   (2) Aggregate number of shares to be repurchased    Up to 170,000,000 shares

   (3) Aggregate purchase price                        Up to JPY 600,000,000,000


o  Shares having been repurchased up to March 24, 2003

   (1) Aggregate number of shares repurchased          154,576,900 shares

   (2) Aggregate purchase price                        JPY 453,473,138,500

                                      # # #


Contact: TMC, Public Affairs at (03) 3817-9111~6 (Tokyo Head Office)
                                (0565) 23-1520~4 (Head Office)
                                (052) 952-3461~4 (Nagoya)

                                       V

                                  [TRANSLATION]
Form No. 1(1)

                                                               --------------------------------------------
                                                                                Acceptance
                                                               --------------------------------------------
               Amendment No 6(a)                                 Accepting  Accepted      Local    Number
                                                                   Local      Year       Finance
                                                                  Finance               Bureau in
                                                                  Bureau                 Charge
               (Report in accordance with Article 27-25,       --------------------------------------------
               Paragraph 1 of the Securities and Exchange Law)


                                                               --------------------------------------------

To:   Director of Tokai Local Finance Bureau

Name               Fujio Cho, President, Toyota Motor Corporation     (b)    Effective date of reporting duty  March 17, 2003(c)
-------------------------------------------------------------------------    -------------------------------------------------------
Address or head
office location    1 Toyota-cho, Toyota City, Aichi Prefecture        (b)    Submitted on March 24, 2003
--------------------------------------------------------------------------   --------------------------------

I.  Matters Regarding Submitter
-------------------------------
    1. Issuing company (d)
    ----------------------
    ------------------------------------------------------------------------------   ------------------------------------------
    Name of issuing  Toyota Industries        Company code         6902              Page number/Total page        1/7
        company      Corporation             -------------------------------------   number
                                             *(1). Listed      2. Over-the-counter   ------------------------------------------
                                             -------------------------------------
   -------------------------------------------------------------------------------   ------------------------------------------
         Listed      * (1). Tokyo     (2). Osaka     (3). Nagoya                     Total number of                2
       securities       4.  Fukuoka    5.  Sapporo                                   submitter and joint holders
        exchange
   -------------------------------------------------------------------------------  -------------------------------------------
      Head office     1-1, Showa-cho, Kariya City, Aichi Prefecture                  Submitting method(e)     * (1).  Jointly
        location                                                                                                 2.  Others
   ------------------------------------------------------------------------------   -------------------------------------------

   2. Submitter (Substantial Shareholder)(f)
   -----------------------------------------
   ----------------------------------------------------------------------------------------------------------------------------
   *        1.  Individual
           (2). Judicial person  ((1). Joint stock company    2. Limited liability company     3. Other (               ))
   -----------------------------------------------------------------------------------------------------------------------------
   (Pronunciation)                                                       [omitted in translation]
                                           -------------------------------------------------------------------------------------
    Name                                                                 Toyota Motor Corporation
   -----------------------------------------------------------------------------------------------------------------------------
   (Pronunciation)                                                       [omitted in translation]
                                           -------------------------------------------------------------------------------------
    Address or head office location                    1 Toyota-cho, Toyota City, Aichi Prefecture, 471-8571
   -----------------------------------------------------------------------------------------------------------------------------
   (Pronunciation)                                                       [omitted in translation]
                                           -------------------------------------------------------------------------------------
    Former name
   -----------------------------------------------------------------------------------------------------------------------------
   (Pronunciation)                                                       [omitted in translation]
                                           -------------------------------------------------------------------------------------
    Former address or head office location
   -----------------------------------------------------------------------------------------------------------------------------

   -----------------------------------------------------------------------------------------------------------------------------
                Date of birth                      (pronunciation)                     [omitted in translation]
                                                  ------------------------------------------------------------------------------
    Individual                                     Office's name
               -----------------------------------------------------------------------------------------------------------------
                Occupation                         Office's address
   -----------------------------------------------------------------------------------------------------------------------------
                Date of incorporation              (pronunciation)         [omitted in translation]   Title of Representative
                August 27, 1937                   ---------------------------------------------------        President
     Judicial                                      Name of representative          Fujio Cho
      person   -----------------------------------------------------------------------------------------------------------------
                Business        The manufacture, sale, leasing and repair of motor vehicles, ships, aircraft, other
                purposes        transportation machinery and apparatus, space machinery and apparatus, and parts thereof, etc.
   -----------------------------------------------------------------------------------------------------------------------------
    Place to contact and name   Yuji Maki, Project General Manager of Planning Department, Accounting Division
    of person in charge
   -----------------------------------------------------------------------------------------------------------------------------
                                                                  Telephone number                  0565 (28) 2121
                                                          ----------------------------------------------------------------------
   3. Holding purposes(g)
   ----------------------
   -----------------------------------------------------------------------------------------------------------------------------
   For strategic investment (maintenance and development of the business relationship)

   -----------------------------------------------------------------------------------------------------------------------------
                                                                                                                   Form No. 1(1)

Form No. 1(2)
   --------------------------------------------------
    Company code of               6902                                ----------------------------------------------------------
    issuing company                                                    Page number/Total page number            2/7
   --------------------------------------------------                 ----------------------------------------------------------

   -----------------------------------------------------------------------------------------------------------------------------
    Name of submitter                                              Toyota Motor Corporation
    (Substantial Shareholder)
   -----------------------------------------------------------------------------------------------------------------------------

   4. Breakdown of stock, etc. held by the submitter(h)
   ----------------------------------------------------
   -----------------------------------------------------------------------------------------------------------------------------
                              Main Text of Article          Article 27-23, Paragraph 3,      Article 27-23, Paragraph 3,
                              27-23, Paragraph 3            Item 1                           Item 2
   -----------------------------------------------------------------------------------------------------------------------------
      Shares                       207,626,856   shares                ---    shares                      ---    shares
      --------------------------------------------------------------------------------------------------------------------------
      Warrants               A            ---    shares                                      G                   shares
      --------------------------------------------------------------------------------------------------------------------------
      Certificate of stock   B            ---    shares                                      H                   shares
      acquisition rights
      --------------------------------------------------------------------------------------------------------------------------
      Bonds with stock       C               0   shares                                      I                   shares
      acquisition rights
      --------------------------------------------------------------------------------------------------------------------------
      Covered warrants       D            ---                                                J
      relating to
      applicable securities
      --------------------------------------------------------------------------------------------------------------------------
      Depositary receipts
      representing
      ownership interest                  ---
      in shares
      --------------------------------------------------------------------------------------------------------------------------
      Other related          E            ---                                                K
      depositary receipts
      --------------------------------------------------------------------------------------------------------------------------
      Bonds redeemable by    F            ---                                                L
      applicable securities
      --------------------------------------------------------------------------------------------------------------------------
      Total                  M     207,626,856   shares      N          ---   shares         O            ---     shares
   -----------------------------------------------------------------------------------------------------------------------------
   Number of shares, etc., which were      P        ---
   transferred through a margin
   transaction and which are to be deducted                           ----------------------------------------------------------
                                                                      Total number of issued and      S   884,068,713  shares
   -----------------------------------------------------------        outstanding shares
   Number of held shares, etc.,            Q   207,626,856            (as of March 1, 2003)
        (Total)(M+N+O-P)                                              ----------------------------------------------------------
   -----------------------------------------------------------        Percentage of shares, etc. held            23.49       %
                                                                      by the above-stated submitter
   Number of potentially diluted           R        ---               (Q/(R+S)x100)
   shares held                                                        ----------------------------------------------------------
       (A+B+C+D+E+F+G+H+I+J+K+L)                                      Percentage of shares, etc.                 24.52       %
                                                                      held stated in preceding report
   -----------------------------------------------------------        ----------------------------------------------------------

   5. Conditions concerning acquisition or disposal during the last sixty (60) days of shares, etc. issued by issuing company(i)
   -----------------------------------------------------------------------------------------------------------------------------
   -----------------------------------------------------------------------------------------------------------------------------
       Date               Kind of stock, etc.              Number             Distinction between           Unit Price
                                                                            acquisition and disposal
   -----------------------------------------------------------------------------------------------------------------------------
   March 17, 2003      Shares of Common Stock         4,787,200 shares   *1  Acquisition (2) Disposal       JPY 1,777
   -----------------------------------------------------------------------------------------------------------------------------
                                                                         *1  Acquisition  2  Disposal
   -----------------------------------------------------------------------------------------------------------------------------
                                                                         *1  Acquisition  2  Disposal
   -----------------------------------------------------------------------------------------------------------------------------
                                                                         *1  Acquisition  2  Disposal
   -----------------------------------------------------------------------------------------------------------------------------
                                                                         *1  Acquisition  2  Disposal
   -----------------------------------------------------------------------------------------------------------------------------
                                                                         *1  Acquisition  2  Disposal
   -----------------------------------------------------------------------------------------------------------------------------
                                                                         *1  Acquisition  2  Disposal
   -----------------------------------------------------------------------------------------------------------------------------
                                                                         *1  Acquisition  2  Disposal
   -----------------------------------------------------------------------------------------------------------------------------
                                                                         *1  Acquisition  2  Disposal
   -----------------------------------------------------------------------------------------------------------------------------
                                                                         *1  Acquisition  2  Disposal
   -----------------------------------------------------------------------------------------------------------------------------
                                                                         *1  Acquisition  2  Disposal
   -----------------------------------------------------------------------------------------------------------------------------
                                                                         *1  Acquisition  2  Disposal
   -----------------------------------------------------------------------------------------------------------------------------
Form No. 1(2)

Form No. 1(3)
   --------------------------------------------------
    Company code of               6902                                ----------------------------------------------------------
    issuing company                                                    Page number/Total page number            3/7
   --------------------------------------------------                 ----------------------------------------------------------

   -----------------------------------------------------------------------------------------------------------------------------
    Name of submitter                                              Toyota Motor Corporation
    (Substantial Shareholder)
   -----------------------------------------------------------------------------------------------------------------------------

   6. Material agreements including security agreements related to the shares, etc.(j)
   -----------------------------------------------------------------------------------
   -----------------------------------------------------------------------------------------------------------------------------
   Not Applicable
   -----------------------------------------------------------------------------------------------------------------------------

   7. Funds for acquiring held shares, etc.(k)
   -------------------------------------------
   (1) Breakdown of funds for acquisition
   --------------------------------------
   -----------------------------------------------------------  ----------------------------------------------------------------
    Amount of own funds   T                 81,107,879               Total amount of             U                 ---
        (Yen 1,000)                                               borrowed funds (Yen 1,000)
   -----------------------------------------------------------  ----------------------------------------------------------------

   -----------------------------------------------------------------------------------------------------------------------------
    Other funds                 Not Applicable
    (specifically)
   -----------------------------------------------------------------------------------------------------------------------------
                                                                            Total amount of other       V           ---
                                                                              funds (Yen 1,000)
                                                                          ------------------------------------------------------

   --------------------------------------------------------------------------------------------------
    Total amount of funds for
    acquisition                                                  81,107,879
          (T+U+V) (Yen 1,000)
   --------------------------------------------------------------------------------------------------

   (2) Breakdown of loans
   ----------------------
   -----------------------------------------------------------------------------------------------------------------------------
    Number         * Name (Name of        Type of         * Name of           * Location       "Purpose"        Amount
                       branch)            business     representative                          of              (Yen 1,000)
                                                                                               borrowing
   -----------------------------------------------------------------------------------------------------------------------------
       1          Not Applicable                                                                  * 12
   -----------------------------------------------------------------------------------------------------------------------------
       2                                                                                          * 12
   -----------------------------------------------------------------------------------------------------------------------------
       3                                                                                          * 12
   -----------------------------------------------------------------------------------------------------------------------------
       4                                                                                          * 12
   -----------------------------------------------------------------------------------------------------------------------------
       5                                                                                          * 12
   -----------------------------------------------------------------------------------------------------------------------------
       6                                                                                          * 12
   -----------------------------------------------------------------------------------------------------------------------------
       7                                                                                          * 12
   -----------------------------------------------------------------------------------------------------------------------------
       8                                                                                          * 12
   -----------------------------------------------------------------------------------------------------------------------------
       9                                                                                          * 12
   -----------------------------------------------------------------------------------------------------------------------------
      10                                                                                          * 12
   -----------------------------------------------------------------------------------------------------------------------------
                                                                                                                   Form No. 1(3)

Form No. 1(1)

                                                               --------------------------------------------
                                                                                Acceptance
                                                               --------------------------------------------
               Amendment No 6(a)                                 Accepting  Accepted      Local    Number
                                                                   Local      Year       Finance
                                                                  Finance               Bureau in
                                                                  Bureau                 Charge
               (Report in accordance with Article 27-25,       --------------------------------------------
               Paragraph 1 of the Securities and Exchange Law)


                                                               --------------------------------------------

To:   Director of Tokai Local Finance Bureau

Name               Fujio Cho, President, Toyota Motor Corporation     (b)    Effective date of reporting duty  March 17, 2003(c)
-------------------------------------------------------------------------    -------------------------------------------------------
Address or head
office location    1 Toyota-cho, Toyota City, Aichi Prefecture        (b)    Submitted   on March 24, 2003
--------------------------------------------------------------------------   --------------------------------

I.  Matters Regarding Submitter
-------------------------------
    1. Issuing company (d)
    ----------------------
    ------------------------------------------------------------------------------   ------------------------------------------
    Name of issuing  Denso Corporation        Company code         6902              Page number/Total page        4/7
        company                              -------------------------------------   number
                                             *(1). Listed      2. Over-the-counter   ------------------------------------------
                                             -------------------------------------
   -------------------------------------------------------------------------------   ------------------------------------------
         Listed      * (1). Tokyo     (2). Osaka     (3). Nagoya                     Total number of                2
       securities       4.  Fukuoka    5.  Sapporo                                    submitter
        exchange                                                                     and joint holders
   -------------------------------------------------------------------------------  -------------------------------------------
      Head office     1-1 Showa-cho, Kariya City, Aichi Prefecture                  Submitting method(e)      * (1).  Jointly
        location                                                                                                 2.  Others
   ------------------------------------------------------------------------------   -------------------------------------------

   2. Submitter (Substantial Shareholder)(f)
   -----------------------------------------
   ----------------------------------------------------------------------------------------------------------------------------
   *        1.  Individual
           (2). Judicial person  ((1). Joint stock company    2. Limited liability company     3. Other (               ))
   -----------------------------------------------------------------------------------------------------------------------------
   (Pronunciation)                                                       [omitted in translation]
                                           -------------------------------------------------------------------------------------
    Name                                                                 Hino Motors, Ltd.
   -----------------------------------------------------------------------------------------------------------------------------
   (Pronunciation)                                                       [omitted in translation]
                                           -------------------------------------------------------------------------------------
    Address or head office location                         1-1 Hinodai 3-chome, Hino city, Tokyo, 191-8660
   -----------------------------------------------------------------------------------------------------------------------------
   (Pronunciation)                                                       [omitted in translation]
                                           -------------------------------------------------------------------------------------
    Former name
   -----------------------------------------------------------------------------------------------------------------------------
   (Pronunciation)                                                       [omitted in translation]
                                           -------------------------------------------------------------------------------------
    Former address or head office location
   -----------------------------------------------------------------------------------------------------------------------------

   -----------------------------------------------------------------------------------------------------------------------------
                Date of birth                      (pronunciation)                     [omitted in translation]
                                                  ------------------------------------------------------------------------------
    Individual                                     Office's name
               -----------------------------------------------------------------------------------------------------------------
                Occupation                         Office's address
   -----------------------------------------------------------------------------------------------------------------------------
                Date of incorporation              (pronunciation)         [omitted in translation]   Title of Representative
                May 1, 1942                       ---------------------------------------------------        President
     Judicial                                      Name of representative        Tadaaki Jagawa
      person   -----------------------------------------------------------------------------------------------------------------
                Business        The manufacture and sale of trucks and buses, and development, designing of products related
                purposes        thereto and offering of other services, etc.
   -----------------------------------------------------------------------------------------------------------------------------
    Place to contact and name   Takatoshi Ishigami, General Manager of Accounting Division
    of person in charge
   -----------------------------------------------------------------------------------------------------------------------------
                                                                  Telephone number                  042 (586) 5140
                                                          ----------------------------------------------------------------------
   3. Holding purposes(g)
   ----------------------
   -----------------------------------------------------------------------------------------------------------------------------
   For strategic investment (maintenance and development of the business relationship)

   -----------------------------------------------------------------------------------------------------------------------------
                                                                                                                   Form No. 1(1)

Form No. 1(2)
   --------------------------------------------------
    Company code of               6902                                ----------------------------------------------------------
    issuing company                                                    Page number/Total page number            5/7
   --------------------------------------------------                 ----------------------------------------------------------

   -----------------------------------------------------------------------------------------------------------------------------
    Name of submitter                                              Hino Motors, Ltd.
    (Substantial Shareholder)
   -----------------------------------------------------------------------------------------------------------------------------

   4. Breakdown of stock, etc. held by the submitter(h)
   ----------------------------------------------------
   -----------------------------------------------------------------------------------------------------------------------------
                              Main Text of Article          Article 27-23, Paragraph 3,      Article 27-23, Paragraph 3,
                              27-23, Paragraph 3            Item 1                           Item 2
   -----------------------------------------------------------------------------------------------------------------------------
      Shares                           343,146   shares                ---    shares                      ---    shares
      --------------------------------------------------------------------------------------------------------------------------
      Warrants               A            ---    shares                                      G                   shares
      --------------------------------------------------------------------------------------------------------------------------
      Certificate of stock   B            ---    shares                                      H                   shares
      acquisition rights
      --------------------------------------------------------------------------------------------------------------------------
      Bonds with stock       C            ---    shares                                      I                   shares
      acquisition rights
      --------------------------------------------------------------------------------------------------------------------------
      Covered warrants       D            ---                                                J
      relating to
      applicable securities
      --------------------------------------------------------------------------------------------------------------------------
      Depositary receipts
      representing
      ownership interest                  ---
      in shares
      --------------------------------------------------------------------------------------------------------------------------
      Other related          E            ---                                                K
      depositary receipts
      --------------------------------------------------------------------------------------------------------------------------
      Bonds redeemable by    F            ---                                                L
      applicable securities
      --------------------------------------------------------------------------------------------------------------------------
      Total                  M         343,146   shares      N          ---   shares         O            ---     shares
   -----------------------------------------------------------------------------------------------------------------------------
   Number of shares, etc., which were      P        ---
   transferred through a margin
   transaction                                                        ----------------------------------------------------------
   and which are to be deducted                                       Total number of issued and      S   884,068,713  shares
   -----------------------------------------------------------         outstanding shares
   Number of held shares, etc.,            Q       343,146            (as of March 1, 2003)
        (Total)(M+N+O-P)                                              ----------------------------------------------------------
   -----------------------------------------------------------        Percentage of shares, etc. held             0.04       %
                                                                      by the above-stated submitter
   Number of potentially diluted           R        ---               (Q/(R+S)x100)
   shares held                                                        ----------------------------------------------------------
       (A+B+C+D+E+F+G+H+I+J+K+L)                                      Percentage of shares, etc.                  0.04       %
                                                                      held stated in preceding report
   -----------------------------------------------------------        ----------------------------------------------------------

   5. Conditions concerning acquisition or disposal during the last sixty (60) days of shares, etc. issued by issuing company(i)
   -----------------------------------------------------------------------------------------------------------------------------
   -----------------------------------------------------------------------------------------------------------------------------
       Date               Kind of stock, etc.              Number             Distinction between           Unit Price
                                                                            acquisition and disposal
   -----------------------------------------------------------------------------------------------------------------------------
   Not applicable                                                        *1  Acquisition  2  Disposal
   -----------------------------------------------------------------------------------------------------------------------------
                                                                         *1  Acquisition  2  Disposal
   -----------------------------------------------------------------------------------------------------------------------------
                                                                         *1  Acquisition  2  Disposal
   -----------------------------------------------------------------------------------------------------------------------------
                                                                         *1  Acquisition  2  Disposal
   -----------------------------------------------------------------------------------------------------------------------------
                                                                         *1  Acquisition  2  Disposal
   -----------------------------------------------------------------------------------------------------------------------------
                                                                         *1  Acquisition  2  Disposal
   -----------------------------------------------------------------------------------------------------------------------------
                                                                         *1  Acquisition  2  Disposal
   -----------------------------------------------------------------------------------------------------------------------------
                                                                         *1  Acquisition  2  Disposal
   -----------------------------------------------------------------------------------------------------------------------------
                                                                         *1  Acquisition  2  Disposal
   -----------------------------------------------------------------------------------------------------------------------------
                                                                         *1  Acquisition  2  Disposal
   -----------------------------------------------------------------------------------------------------------------------------
                                                                         *1  Acquisition  2  Disposal
   -----------------------------------------------------------------------------------------------------------------------------
                                                                         *1  Acquisition  2  Disposal
   -----------------------------------------------------------------------------------------------------------------------------
Form No. 1(2)

Form No. 1(3)
   --------------------------------------------------
    Company code of               6902                                ----------------------------------------------------------
    issuing company                                                    Page number/Total page number            6/7
   --------------------------------------------------                 ----------------------------------------------------------

   -----------------------------------------------------------------------------------------------------------------------------
    Name of submitter                                                Hino Motors, Ltd.
    (Substantial Shareholder)
   -----------------------------------------------------------------------------------------------------------------------------

   6. Material agreements including security agreements related to the shares, etc.(j)
   -----------------------------------------------------------------------------------
   -----------------------------------------------------------------------------------------------------------------------------
   Not Applicable
   -----------------------------------------------------------------------------------------------------------------------------

   7. Funds for acquiring held shares, etc.(k)
   -------------------------------------------
   (1) Breakdown of funds for acquisition
   --------------------------------------
   -----------------------------------------------------------  ----------------------------------------------------------------
    Amount of own funds   T                 ---                      Total amount of             U                 ---
        (Yen 1,000)                                               borrowed funds (Yen 1,000)
   -----------------------------------------------------------  ----------------------------------------------------------------

   -----------------------------------------------------------------------------------------------------------------------------
    Other funds                 Not Applicable
    (specifically)
   -----------------------------------------------------------------------------------------------------------------------------
                                                                            Total amount of other       V           ---
                                                                              funds (Yen 1,000)
                                                                          ------------------------------------------------------

   --------------------------------------------------------------------------------------------------
    Total amount of funds for
    acquisition                                                  ---
          (T+U+V) (Yen 1,000)
   --------------------------------------------------------------------------------------------------

   (2) Breakdown of loans
   ----------------------
   -----------------------------------------------------------------------------------------------------------------------------
    Number         * Name (Name of        Type of         * Name of           * Location       "Purpose"        Amount
                       branch)            business     representative                          of              (Yen 1,000)
                                                                                               borrowing
   -----------------------------------------------------------------------------------------------------------------------------
       1          Not Applicable                                                                  * 12
   -----------------------------------------------------------------------------------------------------------------------------
       2                                                                                          * 12
   -----------------------------------------------------------------------------------------------------------------------------
       3                                                                                          * 12
   -----------------------------------------------------------------------------------------------------------------------------
       4                                                                                          * 12
   -----------------------------------------------------------------------------------------------------------------------------
       5                                                                                          * 12
   -----------------------------------------------------------------------------------------------------------------------------
       6                                                                                          * 12
   -----------------------------------------------------------------------------------------------------------------------------
       7                                                                                          * 12
   -----------------------------------------------------------------------------------------------------------------------------
       8                                                                                          * 12
   -----------------------------------------------------------------------------------------------------------------------------
       9                                                                                          * 12
   -----------------------------------------------------------------------------------------------------------------------------
      10                                                                                          * 12
   -----------------------------------------------------------------------------------------------------------------------------
                                                                                                                   Form No. 1(3)

Form No. 1(6)
   --------------------------------------------------
    Company code of               6902                                ----------------------------------------------------------
    issuing company                                                    Page number/Total page number            7/7
   --------------------------------------------------                 ----------------------------------------------------------

   ------------------------------------------------------------------       ----------------------------------------------------
    Name of submitter                   Toyota Motor Corporation            Total number of submitter and       2
    (Substantial Shareholder)                                               joint holders
   ------------------------------------------------------------------       ----------------------------------------------------
                                                                            Submitting method               *  (1). Jointly
                                                                                                                2.  Others
                                                                            ----------------------------------------------------
III. Summary List Regarding Submitter and Joint Holders
-------------------------------------------------------
     1. Submitter and joint holders(n)
     ---------------------------------
     ---------------------------------           ------------------------------------        -----------------------------------
     Toyota Motor Corporation
     ---------------------------------           ------------------------------------        -----------------------------------
     Hino Motors, Ltd.
     ---------------------------------           ------------------------------------        -----------------------------------

     ---------------------------------           ------------------------------------        -----------------------------------

     ---------------------------------           ------------------------------------        -----------------------------------

     ---------------------------------           ------------------------------------        -----------------------------------

     ---------------------------------           ------------------------------------        -----------------------------------

     ---------------------------------           ------------------------------------        -----------------------------------

     ---------------------------------           ------------------------------------        -----------------------------------

     ---------------------------------           ------------------------------------        -----------------------------------

     ---------------------------------           ------------------------------------        -----------------------------------

     ---------------------------------           ------------------------------------        -----------------------------------

     ---------------------------------           ------------------------------------        -----------------------------------

     ---------------------------------           ------------------------------------        -----------------------------------

   2. Breakdown of stock, etc. held by the submitter and the joint holders(o)
   ----------------------------------------------------
   -----------------------------------------------------------------------------------------------------------------------------
                              Main Text of Article          Article 27-23, Paragraph 3,      Article 27-23, Paragraph 3,
                              27-23, Paragraph 3            Item 1                           Item 2
   -----------------------------------------------------------------------------------------------------------------------------
      Shares                       207,970,002   shares                ---    shares                      ---    shares
      --------------------------------------------------------------------------------------------------------------------------
      Warrants               A            ---    shares                                      G                   shares
      --------------------------------------------------------------------------------------------------------------------------
      Certificate of stock   B            ---    shares                                      H                   shares
      acquisition rights
      --------------------------------------------------------------------------------------------------------------------------
      Bonds with stock       C               0   shares                                      I                   shares
      acquisition rights
      --------------------------------------------------------------------------------------------------------------------------
      Covered warrants       D            ---                                                J
      relating to
      applicable securities
      --------------------------------------------------------------------------------------------------------------------------
      Depositary receipts
      representing
      ownership interest                  ---
      in shares
      --------------------------------------------------------------------------------------------------------------------------
      Other related          E            ---                                                K
      depositary receipts
      --------------------------------------------------------------------------------------------------------------------------
      Bonds redeemable by    F            ---                                                L
      applicable securities
      --------------------------------------------------------------------------------------------------------------------------
      Total                  M     207,970,002   shares      N          ---   shares         O            ---     shares
   -----------------------------------------------------------------------------------------------------------------------------
   Number of shares, etc., which were   P        ---
   transferred through a margin
   transaction                                                        ----------------------------------------------------------
   and which are to be deducted                                       Total number of issued and      S   884,068,713  shares
   -----------------------------------------------------------         outstanding shares
   Number of held shares, etc.,         Q   207,970,002 shares        (as of March 1, 2003)
        (Total)(M+N+O-P)                                              ----------------------------------------------------------
   -----------------------------------------------------------        Percentage of shares, etc. held            23.52       %
                                                                      by the above-stated submitter
   Number of potentially diluted        R             0 shares        (Q/(R+S)x100)
   shares held                                                        ----------------------------------------------------------
       (A+B+C+D+E+F+G+H+I+J+K+L)                                      Percentage of shares, etc.                 24,56       %
                                                                      held stated in preceding report
   -----------------------------------------------------------        ----------------------------------------------------------
                                                                                                                   Form No. 1(6)

                                       VI

                                                           For immediate release
                                                                  March 28, 2003

          Toyota Housing Corporation to Head Toyota Home Sales Efforts

Tokyo -- TOYOTA MOTOR CORPORATION (TMC) announced today plans to strengthen its housing business by establishing on April 1 a sales company called Toyota Housing Corporation. The aim of the new company will be to more quickly and accurately understand customers' needs for timely and appropriate response in terms of product planning and sales.

Following the complete transfer of the product planning and sales functions of TMC's Housing Group to Toyota Housing Corporation, the new company will commence full-scale business operations on Jan. 1, 2004. It will strive to strengthen the public's awareness of the Toyota Home brand, which has become an established name in Japan's house-building industry and on which the new company's Japanese name (Toyota Home Kabushikigaisha) is based.

Toyota Housing Corporation's business will center on product planning for houses and condominiums and on sales, construction and maintenance of such units. It will also promote locally oriented sales efforts in close coordination with Toyota Home dealers and hire skilled and enthusiastic workers to strengthen its human resources.

Based on the spirit of "Innovation into the Future", TMC has also formulated a directional outline labeled "Housing Business 2010 Vision" meant to serve as a launch pad for strengthening TMC's housing business in the 21st century. From this new starting point, based on TMC's original mission "to contribute to society through making things", TMC aims to establish itself as a top company in the housing business by the end of the 2010s, consolidate the strengths of the Toyota Group and offer customers a wider array of housing-related services.

As a first step toward this goal, TMC has launched a new three-year plan from FY2003 in which it aims to be not only the sales leader of detached houses in the Tokai area, but to also strengthen its presence in the Tokyo metropolitan area and other key markets.


                                                                         More...

TMC entered the home-construction business in 1975. Since then--under the banner of "truly wanting to make Japanese homes better"--it has provided an abundant lineup of products, including condominiums, built using its unit building system, steel framework construction method or residential steel framing technique.

This year it is placing special emphasis on the peace-of-mind elements of earthquake-durability, security and safety, and, in Aichi Prefecture, it is seeking to achieve three straight fiscal years as the No. 1 seller of detached houses.

Outline of new housing sales company
--------------------------------------------------------------------------------
Company name                       Toyota Housing Corporation
--------------------------------------------------------------------------------
Date of establishment              April 1, 2003
--------------------------------------------------------------------------------
Date of operations start           January 1, 2004
--------------------------------------------------------------------------------
Location of headquarters           Nagoya, Aichi Prefecture (in TMC's Nagoya
                                   Building)
--------------------------------------------------------------------------------
Capitalization                     Undecided (100 million yen at time of
                                   establishment)
--------------------------------------------------------------------------------
Ownership                          TMC 100%
--------------------------------------------------------------------------------
Number of employees                Approx. 200 (from Jan. 1, 2004)
--------------------------------------------------------------------------------
Chairman                           Noritaka Shimizu
--------------------------------------------------------------------------------
President                          Teiji Tachibana
--------------------------------------------------------------------------------
Sales                              100 billion yen (target for FY2005)
--------------------------------------------------------------------------------


Contact: Shinya Matsumoto/Paul Nolasco 03-3817-9150/9161

                                      VII

                                                           For immediate release
                                                                  March 28, 2003

                    Toyota to Introduce New Management System
    Streamlined Board, New Managing Officers Aimed at Faster Decision-making

Tokyo -- TOYOTA MOTOR CORPORATION (TMC) announced today that following this year's general shareholders meeting in June it plans to introduce a new management system that features, among other enhancements, a streamlined board of directors and the new position of non-board managing officer.

With global competition growing evermore severe, the new management system is aimed at boosting TMC's competitiveness as the company strives toward objectives outlined in its 2010 Global Vision announced in April 2002. This system is meant to make the most of TMC's traditional strengths of placing at its management core people capable of understanding and putting into practice TMC's corporate principles and of practicing hands-on decision-making (genchi genbutsu*). It is also aimed at accelerating managerial processes by streamlining the number of board members and at speeding up operations by making the decision-making structure less vertical. At the same time, the system hopes to strengthen corporate auditing efforts by increasing the number of outside corporate auditors.

With the implementation of this new system, TMC targets further growth and development as a global company.

Highlights of new management system
--------------------------------------------------------------------------------
Streamlined board of directors
     The new board of directors will consist of 20-30 members of senior managing director rank or higher. Each will be appointed for a one-year term.
Non-board managing officers
     Such officers (under a performance-based system) will number about 30-40 persons, each in charge of daily operations in specific fields/divisions, and include non-Japanese and younger appointees, as well as executives resident at TMC's overseas affiliates, whose numbers will be increased. Each will be appointed for a one-year term.
Less-vertical decision-making
     Matters concerning daily operations in specific fields/divisions will be settled at no higher than the level of senior managing director; senior managing directors, as the highest authorities in their areas of supervision, will participate in overall management of the company while overseeing "on-site" decision-making related to their fields of operations.
Improved auditing
     Outside corporate auditors will be increased--out of a total of seven corporate auditors, four will come from outside the company.
--------------------------------------------------------------------------------

*Going to an issue's source to understand the actual situation, build consensus and expediently achieve one's goal

                                        Contact:   Shinya Matsumoto 03-3817-9150
                                                   Paul Nolasco 03-3817-9161